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U.S. Securities & Exchange Commission                                                April 15, 2013

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Ms. Barbara C. Jacobs, Assistant Director

Re:        Snap Online Marketing Inc.

              Registration Statement on Form S-1

              Filed March 25, 2013

              File No. 333-186415

Dear Ms. Jacobs,

Further to your letter dated April 3, 2013 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

Prospectus Summary

Our Company, page 5

1. We note your response to prior comment 5 but it appears that you should describe here and in the risk factors the extent to which any of the exemptions for emerging growth companies are available to you as a smaller reporting company. For example, even if the company ceases to be an emerging growth company, as a smaller reporting company, we note that the company would be able to provide simplified executive compensation disclosures in filings, and have certain other decreased disclosure obligations in its filings, including, among other things, only being required to provide two years of audited financial statements in annual reports.

We have provided the required disclosure in the cited sections of our prospectus.

Risk Factors

As an “emerging growth company” under the Jumpstart Our Business Startups Act…, page 8

2. We note that your new risk factor on page 8 in response to prior comment 6 does not address any of the risks associated with being an emerging growth company, but rather just discusses the various exemptions that are available to you. Please expand the risk factor to discuss the effects of the exemptions on your company and business.

We have revised the risk factor as required.

Our officer, directors, consultants and advisors are involved in other businesses…, page 10

3. In response to prior comment 7, you state that transactions between the company and any of your officers and directors will require the prior approval of your audit committee and a majority of your disinterested “independent” directors. We note your disclosure on page 12 that you have not established an audit committee. Please revise to discuss your current policies and procedures for the review, approval or ratification of any related party transactions.

We have provided an additional risk factor to address this issue.

Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 23

4. We note your revised disclosure in response to prior comment 10 where you state that management believes revenues are increasing and operations should be sustainable for at least twelve months due to the increase in cash flow generated by revenue from consulting services. You also state that you intend to use the proceeds from this offering to finance your ongoing operations. Please further revise these disclosures to indicate the minimum period of time that you will be able to conduct your planned operations using currently available capital resources.

We have revised our disclosure as required.

Our Business

Plan of Operations, page 30

5. We note your response to prior comment 11 regarding your customers. Please consider disclosing in the prospectus that you had one client for the period ended December 31, 2012 for which you provided services on a one-time basis. Further, clarify your statement on page 31 that you have been focused on providing services to clients “on a contract basis” to disclose the length of the contracts that you currently have with customers and, as you state in your response letter, that these engagements are not continuous.

We have provided the required disclosure.

Sincerely,

/s/ Elena Kryukova

Elena Kryukova

President